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02022171

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 1 2002
143

SEC FILE NUMBER

8- 35269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James M. Myers & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

126 Cottage Place
                                    (No. and Street)

Charlotte   NC   28207-2210
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Myers   704-333-1710
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller McNeish & Breedlove, P.A.
                        (Name – *if individual, state last, first, middle name*)

301 S. McDowell Street, Suite 200,   Charlotte   NC   28204
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Howell K. Hallett___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___James M. Myers & Company, Inc.___, as of ___December 31___, 20 _01_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

___Vice President___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. MYERS & CO., INC.

**Audited Financial Statements
And Supplementary
Information**

Years Ended December 31, 2001 and 2000

MILLER MCNEISH & BREEDLOVE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
301 SOUTH MCDOWELL STREET
SUITE 200
CHARLOTTE, NORTH CAROLINA 28204
TELEPHONE (704) 376-8415
FAX (704) 376-8417

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
James M. Myers & Co., Inc.
Charlotte, North Carolina

We have audited the accompanying balance sheets of James M. Myers & Co., Inc. (a North Carolina S-Corporation) as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James M. Myers & Co., Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Miller McNeish & Breedlove, P.A.

February 22, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY		2001		2000
Current liabilities:				
Accounts payable	$	30,028	$	33,117
Securities sold short (cost $167,944 and $70,864)		149,105		45,940
Accrued expenses		428,859		237,378
Income taxes payable		-		7,852
Total current liabilities		607,992		324,287
Stockholders' equity:				
Capital stock - 85,000 shares, par value $1.00 per share		85,000		85,000
Additional paid - in capital		811		811
Retained earnings		1,070,992		1,564,620
Total stockholders' equity		1,156,803		1,650,431
Total liabilities and stockholders' equity	$	1,764,795	$	1,974,718

See Auditors' Report and Accompanying Notes

JAMES M. MYERS & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2001 and 2000

| | Common Stock | | | | |
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
December 31, 1999	85,000 $	85,000	811	1,168,195 $	1,254,006
Net income				2,266,425	2,266,425
Dividends				(1,870,000)	(1,870,000)
December 31, 2000	85,000	85,000	811	1,564,620	1,650,431
Net income				751,372	751,372
Dividends				(1,245,000)	(1,245,000)
December 31, 2001	85,000 $	85,000	811	1,070,992 $	1,156,803

JAMES M. MYERS & CO., INC.

STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Commission income:		
Listed equities and other	$ 2,281,425	$ 2,750,542
Listed options	24,686	40,072
Other commissions, net	1,280,129	2,613,258
Clearance and execution costs	(912,192)	(1,508,707)
Net commission income	2,674,048	3,895,165
Management fee income	3,531,919	4,647,589
Other income	65,611	169,617
Gross profit	6,271,578	8,712,371
Administrative expenses	(5,789,157)	(6,401,144)
Income (loss) from operations	482,421	2,311,227
Financial income (expense):		
Dividend income	57,333	71,982
Interest income	176,902	246,771
Interest expense	(3,914)	(22,437)
Realized gain on sale of investment securities	63,572	134,285
Unrealized loss on investment securities	(24,942)	(459,109)
Total financial income, net	268,951	(28,508)
Net income before income taxes	751,372	2,282,719
Provision for income taxes	-	16,294
Net income	$ 751,372	$ 2,266,425

JAMES M. MYERS & CO., INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 751,372	$ 2,266,425
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	42,792	46,455
Loss on disposal of fixed assets	-	1,171
Decrease in unrealized valuation allowance	24,942	459,109
Gain on sale of marketable securities	(63,572)	(134,285)
Decrease in accounts receivable	177,951	4,860
Decrease in prepaid expense	5,121	14,734
Decrease in accounts payable and accrued expenses	188,392	(450,429)
Increase in income taxes payable	(7,852)	7,852
Net cash provided by operating activities	1,119,146	2,215,892
Cash flows from investment activities:		
Proceeds from sales of investment securities	5,817,530	6,425,900
Purchase of investment securities	(5,307,855)	(5,898,771)
Distributions to stockholder	(1,245,000)	(1,870,000)
Purchase of property and equipment	(34,230)	(87,689)
Net cash used by investment activities	(769,555)	(1,430,560)
Net increase in cash	349,591	785,332
Cash, beginning of year	856,444	71,112
Cash, end of year	$ 1,206,035	$ 856,444
Supplemental disclosure of cash flow information		
Cash payments for:		
Interest	$ 3,914	$ 22,437
Taxes	$ 8,111	$ -

JAMES M. MYERS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

James M. Myers & Co., Inc. ("The Company") is a privately held brokerage firm located in Charlotte, North Carolina. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

A summary of the Company's significant policies follows:

Revenue Recognition
The Company operates under a fully disclosed clearing agreement whereby it introduces its customer accounts to DB Alex. Brown, LLC that acts as the clearing firm. The Company receives a commission on the introduced transactions. The Company prepares its financial statements and tax returns on the accrual basis of accounting.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using accelerated and straight-line methods for financial reporting purposes over the estimated useful lives of the assets. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Cash and Cash Equivalents
For the purpose of the financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents.

Investments
In accordance with FASB Statement 115, marketable securities are stated at market at December 31, 2001 and 2000. The resulting difference between cost and market is included in income and amounted to $(24,942) and $(459,109), respectively.

Note 2 – Good Faith Deposit

The Company maintained a good faith deposit of no less than $50,000 in marketable securities with Deutsche Banc Alex. Brown, Incorporated at December 31, 2001 and 2000.

Note 3 – Depreciation

Depreciation expense charged to operations was $42,792 and $46,455 for the years ending December 31, 2001 and 2000, respectively.

JAMES M. MYERS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

Note 4 – Income Taxes

Effective January 1, 1999, the Company's stockholders elected under Section 1362 of the Internal Revenue Code to become an S Corporation. As a result, the Company's taxable income for the year ended December 31, 1999 and forward will be taxed to the individual stockholders and no provision for current federal or state income taxes will be recorded. The Company does have exposure to built-in-gains tax in the amount of $9,600 on the unrealized gain in investment securities held at December 31, 1998. Built-in-gains tax for the years ended December 31, 2001 and 2000 was $0 and $16,294, respectively.

The components of the provision for income taxes are as follows:

	2001	2000
Expense for federal and state income taxes	$ 0	16,294
Less estimated payments	0	8,442
Current amount due	$ 0	7,852

Note 5 - Leases

The Company leases its offices from the sole stockholder and President of the Company. The original lease agreement expired on June 30, 1999. Since that time, the Company has occupied the offices on a month-to-month lease term at a rate of $4,000 per month. Commencing July 1, 2000 the Company rented an additional office building from the stockholder for an additional cost of $6,000 per month. Total rents paid to the stockholder for the years ended December 31, 2001 and 2000 were $120,000 and $84,000, respectively.

Note 6 – Profit Sharing Plan

The Company maintains a qualified profit sharing plan for the benefit of all eligible employees. Contributions to the plan are at the discretion of the Board of Directors. Total plan expenses for the years ended December 31, 2001 and 2000 were $184,973 and $174,771, respectively.

Note 7 – Contingent Liabilities

The Company is continently liable to the clearing broker if a loss is incurred by reason of failure to pay on behalf of any introduced account.

JAMES M. MYERS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

Note 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a net capital of $893,794 that was $643,794 in excess of its required capital amount of $250,000 (minimum per regulation). The Company's net capital ratio was .680 to 1.

Note 9 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

Note 10 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2001 and for the year ended, were reconciled to the accompanying financial statements. No material differences were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

JAMES M. MYERS & CO., INC.

Supplemental Information

Years Ended December 31, 2001 and 2000

MILLER McNEISH & BREEDLOVE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

301 SOUTH McDOWELL STREET
SUITE 200
CHARLOTTE, NORTH CAROLINA 28204
TELEPHONE (704) 376-8415
FAX (704) 376-8417

INDEPENDENT AUDITOR'S REPORT ON
ACCOMPANYING INFORMATION

The Board of Directors
James M. Myers & Co., Inc.
Charlotte, North Carolina

We have audited the accompanying financial statements of James M. Myers & Co., Inc. as of and for the year ended December 31, 2001 and have issued our report thereon dated February 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller McNeish & Breedlove, P.A.

February 22, 2002

JAMES M. MYERS & CO., INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**
Year Ended December 31, 2001

Net Capital

Total stockholders' equity qualified for net capital	$ 1,156,803
Add other deductions or allowable credit:	
Deductions for non-allowable assets:	
Prepaid expenses	-
Securities and/or other investments not readily marketable	(85,100)
Net fixed assets	(98,181)
Net capital before haircuts on security positions	973,522
Haircuts on securities:	
Trading and investment securities	(79,728)
Net capital at December 31, 2001	$ 893,794

Aggregate Indebtedness

Current liabilities included in statement of financial position	$ 607,992

Computation of Basic Net Capital Requirement

Minimum net capital required at 6.667%	$ 40,553
Minimum net capital required, per regulation	$ 250,000
Excess net capital	$ 643,794
Excess net capital at 1000%	$ 832,995
Percent of aggregate indebtness to net capital	68.0%

Reconciliation With Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,232,605
Decrease in realized and unrealized gains	-
Increase in operating expenses	(343,710)
Increase in depreciation expense	(12,792)
Increase in income tax expense	0
Other deductions or allowable credit:	
Deferred income taxes	0
Deductions for non-allowable assets:	
Net fixed assets	17,691
Prepaid expenses	
Net capital per above	$ 893,794

See Auditors' Report and Accompanying Notes

JAMES M. MYERS & CO., INC.

Material inadequacies – Rule 17a-5(j)
Year Ended December 31, 2001

Material Inadequacy	Corrective Action Taken or Proposed
None	Not Applicable

See report on accompanying information.

MILLER MCNEISH & BREEDLOVE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

301 SOUTH MCDOWELL STREET
SUITE 200
CHARLOTTE, NORTH CAROLINA 28204
TELEPHONE (704) 376-8415
FAX (704) 376-8417

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

The Board of Directors
James M. Myers & Co., Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of James M. Myers & Co., Inc. for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by James M. Myers & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provision of rule 15c3-3. We did not study the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements of prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers, receive or hold any customer securities or cash, or perform custodial functions relating to the customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two objectives of an internal control structure, and the practices and procedures, are to provide reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period be employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

February 22, 2002